

July 1, 2011

<u>Via E-mail</u>
Thomas Seifert
Senior Vice President, Chief Financial Officer,
Interim Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

     **Re:    Advanced Micro Devices, Inc.**
              **Form 10-K for the fiscal year ended December 25, 2010**
              **Filed February 18, 2011**
              **File No. 001-07882**

Dear Mr. Seifert:

      We have reviewed your filing and correspondence dated June 10, 2011 and we have the following comments.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 25, 2010</u>

<u>Item 8.  Financial Statements and Supplementary Data</u>

<u>Note 3. GLOBALFOUNDRIES, page 82</u>

1.      We note your response to our previous comments 2 and 5.  Please provide us a calculation of the gains recognized under FASB ASC 323-10-40-1 in the year ended December 25, 2010 and the quarter ended April 2, 2011.

Certain Relationships and Related Transactions and Director Independence, page 132

2.      We note your response to prior comment 3.

- It is unclear how your relationship with West Coast Hitech, L.P. is described in detail in this section as you state in your response.  Rather, it appears your disclosure is a chronological description of a series of transactions that starts with the 2008 transactions with West Coast Hitech, G.P., Ltd.  Your disclosure in this section should not be a repetition of the nearly identical disclosure you have provided on page 13 and in Note 3 to your financial statements.  Your disclosure of related party transactions should be a complete discussion of the information required by Item 404(a) of Regulation S-K so that investors can understand the nature and extent of the related party transactions. Please tell us how your future filings will describe the nature of this relationship in this section.
- Please tell us why you have described the transactions you identify in the fourth sentence of your response and how they affect your disclosure in this area.
- We note you state there is "no set dollar value of the transactions under the wafer supply agreement".  It is unclear how you believe the disclosure of "estimated" purchase obligations for 2011 and 2012 satisfies the requirement to disclose the dollar value of the transaction as required by Item 404(a).  Please tell us the amounts paid under this agreement for the prior fiscal year.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551- 3637 with any other questions regarding our comments.  You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief